Exhibit 1.1

15 May 2014

KENNEDY WILSON EUROPE REAL ESTATE PLC: INTERIM MANAGEMENT STATEMENT

Kennedy Wilson Europe Real Estate Plc (“KWE” or the “Company”, and together with its subsidiaries “the Group”), a closed-ended collective investment fund that invests primarily in real estate and real estate loans in Europe, today announces its first interim management statement for the period since 23 December 2013 to the date of this announcement.

Charlotte Valeur, chairperson of Kennedy Wilson Europe Real Estate plc:

“We are delighted with the investments made by the Group since the IPO. We have been able to compile a high quality and diverse group of properties in our target markets.”

Mary Ricks, director of Kennedy Wilson Europe Real Estate plc:

“Since the IPO we have seen transaction volumes increase in all our core markets. Our strong pipeline is reflective of the deleveraging process across Ireland, the UK and Spain. We are looking at various ways to invest, whether it is direct assets, buying debt or junior notes secured by real estate and there is expected to be a significant window of investment over the next 12-36 months across these key markets.”

Investment Highlights

•	Successfully completed its £1.0bn IPO in February 2014 on the premium listing segment of the London Stock Exchange

•	2 UK property portfolios (Tiger and Artemis) comprising 40 office, retail and industrial properties, 2.6m sq ft in aggregate

•	87% occupancy rate (by area) and aggregate gross rental income per annum of £19.6m across the 2 UK property portfolios

•	Significant value-add opportunities exist across the Group’s investment portfolio through implementation of proactive asset management initiatives

•	Acquisition of certain subordinated loans secured on the Fordgate Jupiter portfolio

•	Conditional agreements entered into to acquire Central Park and Opera Irish property portfolios, aggregate consideration of approximately €479.5m (£391.5 million) (as at 1 May 2014)

•	NAV at 31 March 2014 was £969.4m, equating to NAV per share of 968.4p

Acquisitions

Tiger Portfolio

On 28 February 2014, the Group completed the acquisition of the Tiger real estate portfolio for a share consideration of £70.0 million at the IPO price of £10.00 per share, comprising 14 retail, office and industrial properties, entirely located within the United Kingdom. The 1.2m sq ft portfolio is concentrated in major cities and towns throughout England and Scotland, with a particular focus on the South East and the Midlands.

Artemis Portfolio

On 28 March 2014, the Group completed the acquisition of the Artemis portfolio, for a cash consideration of £152.9 million. The 1.4m sq ft portfolio comprises 26 retail, office and industrial properties, all located within the United Kingdom. One property with a purchase price of approximately £5.0 million is still to complete.

Fordgate Jupiter Portfolio

On 23 April 2014, the Group completed the acquisition of certain subordinated loans secured by the Fordgate Jupiter Portfolio. The portfolio comprises 21 properties located in England and Scotland, consisting of a mix of office, car showroom, leisure, retail and distribution properties. The acquired B1/B2/B3 loans have an unpaid principal balance of approximately £119.0 million and were purchased by the Group at a discount. These loans are subordinate to approximately £258.0 million securitisation (as at 23 January 2014).

Opera Portfolio

On 9 May 2014, the Group entered into a conditional agreement to acquire the Opera Portfolio, a 670,000 sq ft portfolio of 7 office and 6 retail properties located across Dublin, with one asset in Cork, for a total purchase price of approximately €391.5 million (£319.4 million), consisting of €194.9 million (£159.1 million) of cash and €196.5 million (£160.4 million) of assumed non-recourse debt (subject to a net asset value adjustment following completion).

Central Park Portfolio

On 9 May 2014, the Group entered into a separate conditional agreement to acquire a portfolio of residential and commercial properties located in Dublin, for a total consideration of approximately €88.1 million (£71.9 million) consisting of €30.7 million (£25.0 million) of cash and €57.4 million (£46.9 million) of assumed non-recourse debt agreement (subject to a net asset value adjustment following completion).

Both the Central Park and Opera transactions are subject to shareholder approval and a circular convening a shareholder meeting is expected to be posted to shareholders as soon as practicable.

Upon, and assuming completion of the acquisitions of the Central Park and Opera Portfolios, since its IPO in February 2014, the Group’s investments will include four portfolios of properties comprising 54 properties across the UK and Ireland, and a portfolio of subordinated loans secured by properties in the UK.

Investment Performance and Dividends

The Company has not declared a dividend in this period.

NAV at 31 March 2014 was £969.4m, this equates to NAV per share of 968.4p. No adjustments were required to determine EPRA NAV at 31 March 2014.

Financial Position

The financial position of the Group remains strong. As at 31 March 2014, cash and cash equivalents stood at £760.7 million. The above acquisitions will be funded from the available cash reserves. At present, the Group has no borrowings. The Group is reviewing borrowing options to finance future pipeline and enhance returns on equity.

Other than as described above, there have not been any material events or transactions, nor has there been any material change in the underlying financial position of the Group during the period covered by this announcement.

Outlook and Pipeline

The Investment Manager has identified a short to medium term pipeline of investments and is currently actively evaluating, performing due diligence on and negotiating a number of interesting opportunities. The Group is on track to be substantially invested within the next 6-12 months.

Investment Management Fee - Share Issuance

At 31 March 2014 a quarterly management fee of £189,295, representing 1% of the invested and committed capital of the Company was paid to the KW Investment Manager. In line with the Investment Management Agreement, this fee was paid 50% in shares (9,005 shares) and 50% in cash.

About Kennedy Wilson Europe Real Estate plc

Kennedy Wilson Europe Real Estate Plc is an LSE listed closed ended investment fund that invests primarily in real estate and real estate loans in Europe, initially in the UK, Ireland and Spain, and other European countries on an opportunistic basis. The company’s primary objectives are to generate and grow long-term cash flows to pay dividends and to enhance capital values by way of focused asset management and strategic acquisitions, with the intention of creating value for shareholders. For further information on Kennedy Wilson Europe Real Estate Plc, please visit www.kennedywilsoneuropeplc.com.

Forward looking statements

This announcement has been prepared solely to provide additional information to the shareholders of the Company in order to meet the requirements of the FCA’s Disclosure and Transparency Rules. It should not be relied on by any other party, or other purposes. Forward-looking statements have been made by the directors in good faith, using information available up until the date on which they approved this statement. Forward-looking statements should be regarded with caution, because of the inherent uncertainties in economic trends and business risks. Except to the extent required by law, the Company does not undertake to update or revise forward-looking statements to reflect any changes in the Company’s expectations with regard thereto or any changes in information, events, conditions or circumstances on which such any statement is based.

Next Results Announcement

The next trading update is expected to be the 2014 first half results, due to be issued on or around 10 August 2014.

Exchange Rate

Where amounts in this document are presented in both £ and €, the £ amount has been calculated based on an exchange rate of €1:£0.82 (rounded to two decimal places) which was the rate on 14 May 2014.